UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEONODE INC.
(Exact name of registrant as specified in its charter)

Delaware	94-1517641
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Sweden Linnegatan 89, SE-115 23 Stockholm, Sweden USA 2700 Augustine Dr, Suite 100, Santa Clara, CA 95054
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Registration Statement on Form 8-A is being filed to register the common stock, par value $0.001 per share (the “Common Stock”) of  Neonode Inc., a Delaware corporation (the “Company”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the listing of the Common Stock on the NASDAQ Stock Market LLC.  The Company anticipates that its Common Stock will commence trading on the NASDAQ Stock Market at the opening of trading on Tuesday, May 1, 2012 under the symbol “NEON”.

Item 1.	Description of Registrant’s Securities to be Registered.

The authorized stock of the Company consists of 70,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

Common Stock

The holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. The current policy of the Board of Directors, however, is to retain earnings, if any, for reinvestment.

Upon liquidation, dissolution or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all aspects of the Company that are legally available for distribution, after payment of or provision for all debts and liabilities.

The holders of our Common Stock do not have preemptive subscription, redemption, or conversion rights under our Amended and Restated Certificate of Incorporation. Cumulative voting in the election of Directors is not permitted. The outstanding shares of our Common Stock are validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that are presently outstanding or that may be designated and issued by us in the future.

Preferred Stock

As of April 25, 2012, there were 83 shares of Series A Preferred Stock and 95 shares of Series B Preferred Stock outstanding.  The shares of our preferred stock are not being registered pursuant to this Registration Statement on Form 8-A.

The terms of the Series A and Series B Preferred Stock are as follows:
●	Dividends and Distributions.

Series A Preferred Stock:
The holders of shares of Series A Preferred Stock are entitled to participate with the holders of our common stock with respect to any dividends declared on the common stock in proportion to the number of shares of common stock issuable upon conversion of the shares of Series A Preferred Stock held by them.

Series B Preferred Stock:
The holders of shares of Series B Preferred Stock are entitled to participate with the holders of our common stock with respect to any dividends declared on the common stock in proportion to the number of shares of common stock issuable upon conversion of the shares of Series B Preferred Stock held by them.

●	Liquidation Preference

Series A Preferred Stock:
In the event of any liquidation, dissolution, or winding up of our operations, either voluntary or involuntary, subject to the rights of any other series of Preferred Stock to be established by the Board of Directors (the “Senior Preferred Stock”), the holders of Series A Preferred Stock shall be entitled to receive, after any distribution to the holders of Senior Preferred Stock and prior to and in preference to any distribution to the holders of common stock, $0.001 for each share of Series A Preferred Stock then outstanding.

Series B Preferred Stock:
In the event of any liquidation, dissolution, or winding up of our operations, either voluntary or involuntary, subject to the rights of the Series A Preferred Stock and any other series of Preferred Stock to be established by the Board of Directors (collectively, the “Senior Preferred Stock”), the holders of Series B Preferred Stock shall be entitled to receive, after any distribution to the holders of Senior Preferred Stock and prior to and in preference to any distribution to the holders of common stock, $0.001 for each share of Series B Preferred Stock then outstanding

●	Voting.

The holders of shares of Series A Preferred Stock and Series B Preferred shall have one vote for each share of Series A Preferred Stock and Series B Preferred Stock held by them.

●	Conversion.

Initially, each share of Preferred A Stock and each share of Preferred B Stock was convertible into one share of our common stock. Any modification to the conversion rate requires shareholder approval. On March 31, 2009, our shareholders approved a resolution to increase the conversion ratio to 480.63 shares of common stock for each share of Series A Preferred Stock and to 132.07 shares of our common stock for each shares of Series B Preferred Stock

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws, and Delaware Law

Some provisions of our certificate of incorporation, our bylaws and Delaware Law contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price of our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

Item 2.	Exhibits.

Because no other securities of the registrant are registered on the NASDAQ Stock Market LLC, and the securities being registered by this Registration Statement on Form 8-A are not being registered pursuant to Section 12(g) of the Exchange Act, no exhibits are required to be filed with this Form 8-A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NEONODE INC.

By:	/s/ David Brunton
Name: David Brunton
Title: Chief Financial Officer

Date: April 26, 2012

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